EXHIBIT 99.2

John Nichols
Executive Vice President and Chief Risk Officer
202-752-8264
202-752-0911(fax)
john_nichols@fanniemae.com

January 16, 2013

NMI Holdings, Inc.
National Mortgage Insurance Corporation
2100 Powell Street, 12th Fl
Emeryville, CA 94608
Attn: Mr. Bradley Shuster, Chairman of the Board, President and Chief Executive Officer

Re: NMI Conditional Approval Agreement

Ladies and Gentlemen:

You have requested that Federal National Mortgage Association ("Fannie Mae") approve National Mortgage Insurance Corporation ("NMI") as a direct issuer of mortgage guaranty insurance under the Fannie Mae Qualified Mortgage Insurer Approval Requirements as they may be amended from time to time ("Requirements"). Effective as of the date hereof, and subject to the terms and conditions set forth below, Fannie Mae hereby conditionally approves NMI as a direct issuer of mortgage guaranty insurance for loans owned by or serviced for Fannie Mae.

In making the determination to conditionally approve NMI, Fannie Mae has relied upon (1) the completeness and accuracy of all data, documents and information submitted to us in connection with NMI's application ("Submissions"), and (2) the agreement of NMI and NMI Holdings, Inc. to comply with the Requirements and the conditions for approval attached hereto and incorporated herein (collectively "Conditions"). Accordingly, in the event of any material adverse change to the Submissions, or NMI's failure to meet and maintain the Conditions, Fannie Mae reserves the right, in its sole and absolute discretion, to withdraw this conditional approval and suspend or terminate NMI. As with all our approved insurers, Fannie Mae will monitor NMI's financial and operational performance on a regular basis and we anticipate your full cooperation in this regard.

Fannie Mae will separately issue a Lender Letter providing our timing for beginning to accept loan deliveries with NMI insurance. Our current expectation is we will be ready to accept such deliveries as of June 1, 2013, barring any significant system or operational issues that may emerge as we enhance our processes and systems to accommodate NMI.

You are advised that our conditional approval of NMI may not be construed as a representation to any party concerning any legal matters or the financial condition of NMI, and should not be cited by NMI as a basis for representations made by NMI with respect to such matters.

In the event of a conflict between the conditions for approval and the Requirements, the conditions for approval shall govern.

Please acknowledge agreement with the terms and Conditions of this approval by signing and returning the enclosed copy of this letter.

EXHIBIT 99.2

Very truly yours,

FEDERAL NATIONAL MORTGAGE ASSOCIATION "Fannie Mae"
By: /s/ John Nichols
Name: John Nichols
Title: Executive Vice President
Chief Risk Officer

Attachments:

•	Attachment A - Conditions of National Mortgage Insurance Corporation Approval

•	Attachment B - New Mortgage Insurer Review Report

Agreed and accepted as of the date hereof.

NATIONAL MORTGAGE INSURANCE CORPORATION

By:________________________
Name:
Title:

NMI HOLDINGS, INC.

By:_________________________
Name:
Title:

EXHIBIT 99.2

ATTACHMENT A

Conditions of National Mortgage Insurance Corporation Approval

Fannie Mae's approval of NMI is subject to NMI's satisfaction of the following conditions in Fannie Mae's sole discretion.

1.
NMI's demonstration that it has total initial capital funding of $200 million, which includes certain contributions already made and certain provision for start-up and formation expenses. The total initial capital shall be contributed to NMI on or before January 31, 2013, or such other date as is mutually agreed upon between Fannie Mae and NMI.

2.
NMI will maintain a risk-to-capital ratio not to exceed 15:1 through December 31, 2015. After December 31, 2015 NMI will maintain capital levels as required by Fannie Mae's then applicable Requirements. However, without regard to the December 31, 2015 risk-to-capital date, NMI must at all times maintain total statutory capital (i.e., policyholder surplus plus statutory contingency reserves) of at least $150 million.

3.
A resolution regarding these capital commitments will be adopted by the Board of Directors of NMI Holdings, Inc. at its next scheduled meeting and NMI will provide Fannie Mae with a copy of such adopted resolution.

4.
NMI will not pay any dividends to affiliates or its holding company until December 31, 2015. After December 31, 2015, NMI may pay such dividends to the extent such payments are in conformity with Fannie Mae's Requirements.

5.
NMI will obtain Fannie Mae's prior written approval before entering into any reinsurance agreement or structure until December 31, 2015. After December 31, 2015, NMI may enter into reinsurance agreements or structures to the extent that such action is in conformity with Fannie Mae's Requirements.

•
Fannie Mae will give consideration to approving transactions on a template basis such that once a "template" transaction is approved then materially similar transactions would not require individual prior approval.

6.
NMI shall abide by annual limits on outgoing payments under intercompany expense sharing, lease or tax sharing agreements. The annual limits will be agreed to by Fannie Mae and NMI upon finalization of each of NMI's annual budgets.

7.
NMI must obtain Fannie Mae's prior written approval of any risk novation or commutation until December 31, 2015. After December 31, 2015, NMI may enter into risk novation or commutation to the extent such action is in conformity with Fannie Mae's Requirements.

8.
NMI will not provide any capital support, assumption of liabilities, or guarantees of indebtedness to any company without the prior written approval of Fannie Mae until December 31, 2015. After December 31, 2015, NMI may take such actions to the extent that they are in conformity with Fannie Mae's Requirements.

•	Nothing in this provision shall be deemed to preclude NMI from providing credit enhancement in the form of primary or pool mortgage insurance.

•
Notwithstanding the above, NMI may provide capital support to an affiliated reinsurance entity to be formed for the sole purpose of reinsuring NMI for the portion of the risk on loans in excess of 25% of the indebtedness to the Insured, subject to Fannie Mae's prior written approval of the capital support agreement.

9.
NMI will not make any investment, contribution or loan to any subsidiary, parent or affiliate until December 31, 2015. After December 31, 2015, NMI may make such investment, contribution or loan to the extent that it is in conformity with Fannie Mae's Requirements.

10.	Without Fannie Mae's prior written approval, NMI will not issue or repurchase any of its equity securities that would result in any change of voting or equitable ownership of more than 25%.

11.	NMI will obtain Fannie Mae's prior written approval for any shifts of its underwriting of new mortgage insurance

EXHIBIT 99.2

to an affiliate, and understands and acknowledges that any such shift will be conditioned on joint and several full guaranty of timely repayment of all policyholder claims as they come due with respect to operating insurance coverage.

12.
Until the earlier of (A) December 31, 2015, or (B) the date on which new Fannie Mae eligibility requirements applicable to NMI are promulgated and made effective, NMI shall insure only (1) loans that are eligible for sale to Fannie Mae, Freddie Mac or any of the Federal Home Loan Banks (collectively, "GSE loans") or (2) loans that meet GSE guidelines except those related to loan amount (collectively, "Eligible Loans"). NMI may insure non- Eligible Loans if at the time the insurance is written, those loans have an expected default rate not materially higher than the average expected default rate for the new insurance written by NMI in its most recent quarter, and the RIF of such non-Eligible loans constitutes not more than 2% of NMI's total outstanding RIF. NMI shall provide Fannie Mae quarterly updates on its methodology for determining its expected default rate, and at Fannie Mae's request, NMI shall demonstrate compliance with the 2% limitation. For purposes hereof, "GSE loans" include loans that have actually been purchased by one of these entities as well as those that meet the published standards of one of these entities.

13.
NMI will not provide any service not directly required for the provision of mortgage insurance if such service creates a direct or contingent liability for NMI, including without limitation, provision of underwriting services on a contract basis. Moreover, NMI will not be liable, or cause itself to be liable, to pay or reimburse another entity for any such ancillary service.

14.
NMI shall have and must maintain a fully operational business and technology platform. In addition, NMI will satisfy all outstanding items from Fannie Mae's Mortgage Origination Risk Assessment (MORA) team's New Mortgage Insurer Review Report, which is attached hereto and incorporated herein, by the time of MORA's first post-approval review. Fannie Mae will consider Operational Contingency number 8, "Settlement of lawsuit with Arizona to the acceptance of Fannie Mae," satisfied for now, however, we will reassess if significant new information becomes available or if any decision or settlement is reached on the lawsuit.

15.	NMI must adhere to the Requirements at all times.

16.
NMI shall not insure any loan owned by or serviced for Fannie Mae except under the terms and conditions of a master policy and related forms that have received Fannie Mae's prior written approval. Any proposed changes to an existing primary or pool mortgage insurance policy covering any loan that Fannie Mae owns or guarantees, or that will cover a loan intended for sale to Fannie Mae, must be approved in advance and in writing by Fannie Mae. This includes any policy change, whether by endorsement, customer bulletin, letter agreement, or any other form of agreement or commitment, with or without consideration, that alters the terms of, or the rights of the parties under, the policy.

17.
NMI represents and warrants that, aside from the litigation involving the Arizona Department of Insurance as Receiver for PMI Mortgage Insurance, NMI is not aware of any other litigation involving NMI or NMI Holdings. Additionally, all costs related to the pending complaint by the Arizona Department of Insurance as Receiver for PMI Mortgage Insurance Co. against NMI Holdings, Inc. et al., including but not limited to attorney's fees, court costs, penalties, settlement amounts, etc., will be borne by NMI Holdings, Inc. and not by NMI.

18.
Fannie Mae may require that NMI redomicile to another state, and NMI agrees to redomicile to a state approved by Fannie Mae if and when Fannie Mae requires it to do so, provided that Fannie Mae allows sufficient time to accomplish such move.

19.	NMI will diligently work with Fannie Mae to establish their business and technical integration to Fannie Mae's Mortgage Insurance Data Exchange (MIDX) application and processes.

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